Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2016

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2016, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

Report for the Third Quarter of 2016

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

GLOSSARY	5

EXCHANGE RATE INFORMATION	7

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	8

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include a hotel and related amenities;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa Macau that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Land Grant” refers to the land concession by way of lease, for a period of 25 years as of October 17, 2001, subject to renewal, for a plot of land situated in Cotai, Macau, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, published in the Macau Official Gazette no. 42 of October 17, 2001 as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015 and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, ultimately owns a 60% interest in SCI;

•	“MCE Affiliates” refers to the subsidiaries of MCE other than SCI and its subsidiaries;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of MCE and a shareholder of SCI;

•	“Melco Crown Macau” refers to MCE’s subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of a gaming subconcession;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, formed on March 24, 2006 under the laws of the U.S. State of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“Non-gaming Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain MCE Affiliates, on the other hand, under which SCI and its subsidiaries and MCE Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Phase I” refers to the approximately 477,110 gross square-meter complex on the Site which contains retail, hotel, gaming, entertainment, food and beverage outlets and entertainment studios and other facilities;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of Studio City;

•	“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Crown Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, as amended from time to time, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Shareholders Agreement” refers to the agreement dated July 27, 2011, as amended by the amendments dated September 25, 2012, May 17, 2013, June 3, 2014 and July 21, 2014, among MCE Cotai, New Cotai, MCE and SCI governing the relationship in connection with, and the conduct and operations of, SCI and its subsidiaries and the terms of further capital investment in SCI;

•	“Site” means the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, pursuant to which a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million) were made available;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2016.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash used to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming tables”	tables with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming tables

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Pataca, our revenues and expenses are denominated predominantly in H.K. dollar and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the rate of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2016 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7555 to US$1.00. On November 4, 2016, the noon buying rate was HK$7.7559 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP 8.0134 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City opened its doors to customers in October 2015. As of September 30, 2016, Studio City operated approximately 250 gaming tables (of which five were allocated to electronic gaming tables) and approximately 1,100 gaming machines. The gaming operations of Studio City Casino currently focus on the mass market and target all ranges of mass market patrons. While Studio City Casino continues to focus on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City Casino in early November 2016. A VIP rolling chip area has been built at Studio City Casino within which up to 33 VIP tables allocated to Melco Crown Macau by the Macau government will be operated.

Pursuant to the Services and Right to Use Arrangements, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Non-gaming Services Agreements pursuant to which we and MCE Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

The current challenging environment in Macau for all participants in the gaming sector is a concern, and there are no assurances that market conditions will improve or that any improvement will be sustainable. Market conditions will be affected by visitation to Macau and whether Macau further develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, which are key drivers of our business and our ability to compete effectively against our existing and future competitors for market share. We believe that visitation and gaming revenue for the Macau market have been, and will continue to be, driven by a combination of factors, including the Chinese and Macau governments’ development plans for the region, which include improved infrastructure and development of Hengqin Island, Macau’s proximity to major Asian population centers, and the level of restrictions on travel to Macau from China. However, the restrictions that govern Chinese citizens’ ability to take larger sums of foreign currency out of China when they travel and the recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign and implementation of austerity measures have had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of gaming patrons visiting Macau may be affected by the Chinese government’s focus on deterring marketing of gaming activities to mainland Chinese residents by foreign casinos and its initiatives to tighten monetary transfer regulations and increase monitoring of various transactions, including bank or credit card transactions.

In addition, while Studio City remains in its initial ramp-up period, and has only been in operation for approximately one year, the performance of the property has developed more slowly than initially expected. In addition, economic and political factors and localized factors (such as on-going construction works around the Studio City property) have had an effect. Management is focused on its efforts to drive performance, introducing special programs to promote growth and optimization of the property and its operations, including the opening of a VIP rolling chip area operating up to 33 VIP tables allocated to Melco Crown Macau by the Macau government. However, there is no assurance that Studio City’s financial and operational performance will improve sufficiently in the remaining months of the year to meet all of its relevant financial targets. Studio City also has significant indebtedness, and this may increase our vulnerability to general adverse economic and industry conditions. Management is closely monitoring financial performance and covenant requirements and considers these to be a material consideration and risk area on which it will remain focused.

The Studio City Project Facility requires compliance with various minimum financial condition requirements, all of which are based on the Consolidated EBITDA or Cashflow (both as defined in the Studio City Project Facility). The first period for which compliance with these minimum financial conditions will be tested is the twelve-month period ending on March 31, 2017. In order for Studio City Company, the borrower under the Studio City Project Facility, to meet such financial condition requirements for the twelve-month period ending on March 31, 2017, the ramp-up of Studio City operations must be significantly accelerated by March 31, 2017.

Studio City sits within a separate, ring-fenced credit group and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, MCE is not a guarantor under the Studio City Project Facility or the Studio City Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations. Accordingly, there is no assurance that Studio City’s shareholders will provide any further financial support to the project.

Furthermore, our plan for the Additional Development remains in an early stage, and is subject to, among other things, board approvals, agreements between stakeholders and shareholders, the extension of the development period under the Land Grant and conditions in the Macau market. The terms of the land concession contract for Studio City require us to fully develop the land on which the property is located by July 24, 2018. In October 2016, we filed an application with the Macau government requesting an extension of the development period for the Additional Development under the Land Grant. There can be no assurances that we will be granted the necessary extension to the development period or the Macau government will not exercise its right to terminate the Land Grant (either partially with respect to the undeveloped part of the Site or in its entirety with respect to the whole Site), and we could lose all or substantially all of our investment in Studio City and may not be able to operate Studio City, which will materially adversely affect our business, results of operations and financial condition. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in the Site, along with our interest in Studio City.

Our current draft budget has not been finalized and remains subject to substantial revision. We will require additional funding in the future for the Additional Development, which may be substantial. We expect to fund the Additional Development through various sources, including cash on hand, operating free cash flow as well as debt or equity financing. We cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance the Additional Development. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

The Adjusted EBITDA for Studio City as mentioned in MCE’s unaudited third quarter 2016 earnings release dated November 3, 2016 does not reflect the intra-MCE group fees for the Non-gaming Services Agreements charged to Studio City Finance Limited and its subsidiaries. The consolidated financials of Studio City Finance Limited contained in this report reflect such intra-MCE group fees charged. In addition, the Adjusted EBITDA for Studio City mentioned above includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not subsidiaries of Studio City Finance Limited. Such operating income or losses are not included in the consolidated financials of Studio City Finance Limited. The total variance resulting from the above differences for the third quarter of 2016 is approximately US$8 million.

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2015

For the third quarter of 2016, our total net revenues were US$114.6 million, an increase of US$113.2 million, from US$1.4 million of net revenues for the third quarter of 2015. The increase in total net revenues was due to Studio City commencing operations in October 2015. Net loss for the third quarter of 2016 was US$40.1 million, a decrease of US$14.7 million from a net loss of US$54.8 million for the third quarter of 2015, primarily due to the net revenues generated and lower pre-opening costs, partially offset by the cessation of interest and other finance costs capitalization, and increase in operating costs including depreciation and amortization expenses in the current quarter following the opening of Studio City in October 2015.

Studio City generated casino revenues of US$190.7 million for the third quarter of 2016. Mass market table games drop was US$657.6 million and the mass market table games hold percentage was 25.5% in the third quarter of 2016. Gaming machine handle was US$587.9 million and the gaming machine win rate was 3.9% in the third quarter of 2016. After the reimbursement to Melco Crown Macau of the costs incurred in connection with its operation of the Studio City Casino pursuant to the Services and Right to Use Arrangements, US$46.5 million was recognized as revenues from the provision of gaming related services for the third quarter of 2016.

Total non-gaming revenue at Studio City in the third quarter of 2016 was US$69.0 million.

Total net non-operating expenses for the third quarter of 2016 were US$39.6 million, which mainly included interest expenses of US$33.1 million (net of capitalized interest of nil) and other finance costs of US$7.3 million, as compared to total net non-operating expenses of US$0.3 million for the third quarter of 2015. The year-on-year increase of US$39.3 million in net non-operating expenses was primarily due to the cessation of interest and other finance costs capitalization following the opening of Studio City in October 2015.

Depreciation and amortization costs of US$42.5 million were recorded in the third quarter of 2016, of which US$0.8 million was related to the amortization of land use rights. The year-on-year increase of US$39.4 million was mainly due to the depreciation charge of assets at Studio City following its opening in October 2015.

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

For the nine months ended September 30, 2016, our total net revenues were US$302.6 million, an increase of US$300.5 million, from US$2.1 million of net revenues for the nine months ended September 30, 2015. The increase in total net revenues was due to Studio City commencing operations in October 2015.

Net loss for the nine months ended September 30, 2016 was US$169.4 million, an increase of US$50.4 million from a net loss of US$119.0 million for the nine months ended September 30, 2015, primarily due to the cessation of interest and other finance costs capitalization, and increase in operating costs including depreciation and amortization expenses, partially offset by the net revenues generated and lower pre-opening costs following the opening of Studio City in October 2015.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of Studio City. Following the opening of Studio City in October 2015, we have relied and intend to rely on our cash generated from our operations, our debt and equity financings, including the US$225.0 million liquidity account, to meet our financing needs, remaining Project Costs and repay our indebtedness, as the case may be.

As of September 30, 2016, a total of US$1,280.0 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

As of September 30, 2016, Studio City Finance Limited held unrestricted cash and cash equivalents and restricted cash of US$228.3 million and US$168.4 million, respectively.

Under the Studio City Project Facility (as amended from time to time), we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we fully drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains fully available for future drawdown, subject to satisfaction of certain conditions precedent. Certain proceeds of the term loan facility (which has been fully drawn) have been placed in a disbursement account, which is secured in favor of the security agent for the facility, and may be withdrawn to pay Project Costs, subject to satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement. Certain amounts are secured in favor of the collateral agent for the Studio City Notes, and may be withdrawn to pay the interest payable under the Studio City Notes, subject to the satisfaction of conditions and requirements as specified by the relevant security documents.

As of September 30, 2016, we estimate the remaining capital expenditures for Phase I to be around US$140 million based on management’s internal estimates. These estimates are subject to change based on final agreed invoices and the actual amount of capital expenditures for Phase I may differ. For the nine months ended September 30, 2016, our ongoing maintenance capital expenditures were approximately US$4 million.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(In thousands of US$)

Net cash provided by (used in) operating activities	$37,541	$(38,945)	$(11,612)	$(57,361)
Net cash (used in) provided by investing activities	(19,067)	42,897	9,920	75,002
Cash used in financing activities	(38,870)	—	(46,539)	(334)

Net (decrease) increase in cash and cash equivalents	(20,396)	3,952	(48,231)	17,307
Cash and cash equivalents at beginning of period	248,649	16,516	276,484	3,161

Cash and cash equivalents at end of period	$228,253	$20,468	$228,253	$20,468

Operating Activities

Studio City started operations on October 27, 2015. Operating cash flows are generally affected by changes in operating income and receivables related to the provision of gaming related services and hotel operations and the remainder of the business, including food and beverage and entertainment, is conducted primarily on a cash basis. There was no revenue and cash generated from our intended operations prior to the commencement of operations.

Net cash provided by operating activities was US$37.5 million for the three months ended September 30, 2016, as compared to US$38.9 million net cash used in operating activities for the three months ended September 30, 2015. For the nine months ended September 30, 2016 and 2015, net cash used in operating activities were US$11.6 million and US$57.4 million, respectively. The change for the three and nine months ended September 30, 2016 compared to the same periods in 2015 was primarily due to the cash generated from intended operations since the opening of Studio City in October 2015 and changes in working capital in relation to the operations of Studio City.

Investing Activities

Net cash used in investing activities was US$19.1 million for the three months ended September 30, 2016 as compared to US$42.9 million net cash provided by investing activities for the three months ended September 30, 2015. The change was primarily due to a smaller decrease in restricted cash, partially offset by the decrease in capital expenditure payments upon Studio City opening in October 2015 and payment for transfer of other long-term assets from an affiliated company as well as fund to an affiliated company. Net cash used in investing activities for the three months ended September 30, 2016 mainly included capital expenditure payments of US$24.1 million, partially offset by a decrease in restricted cash of US$4.5 million.

Net cash provided by investing activities was US$42.9 million for the three months ended September 30, 2015, which included a decrease in restricted cash of US$242.5 million, partially offset by capital expenditure payments of US$171.5 million, payment for transfer of other long-term assets from an affiliated company of US$11.7 million, fund to an affiliated company of US$10.8 million, advance payments and deposits for acquisition of property and equipment of US$3.6 million and loan to an affiliated company of US$2.0 million.

The decrease in restricted cash of US$4.5 million and US$242.5 million during the three months ended September 30, 2016 and 2015, respectively, was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Net cash provided by investing activities was US$9.9 million for the nine months ended September 30, 2016, as compared to US$75.0 million provided by investing activities for the nine months ended September 30, 2015. The decrease was primarily due to a smaller decrease in restricted cash, partially offset by the decrease in capital expenditure payments upon Studio City opening in October 2015, land use right payment, payment for transfer of other long-term assets from an affiliated company, advance payments and deposits for acquisition of property and equipment and fund to an affiliated company. Net cash provided by investing activities for the nine months ended September 30, 2016 mainly included a decrease in restricted cash of US$109.0 million and proceeds from sale of property and equipment of US$4.1 million, partially offset by capital expenditure payments of US$102.9 million.

Net cash provided by investing activities was US$75.0 million for the nine months ended September 30, 2015, which mainly included a decrease in restricted cash of US$824.7 million, partially offset by capital expenditure payments of US$646.8 million, payment for transfer of other long-term assets from an affiliated company of US$35.9 million, land use right payment of US$24.4 million, fund to an affiliated company of US$21.8 million and advance payments and deposits for acquisition of property and equipment of US$18.8 million.

The decrease in restricted cash of US$109.0 million and US$824.7 million during the nine months ended September 30, 2016 and 2015, respectively, was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes ad Studio City Project Facility.

Financing Activities

Cash used in financing activities was US$38.9 million for the three months ended September 30, 2016 due to the scheduled repayment of the term loan under the Studio City Project Facility. No cash was used in financing activities for the three months ended September 30, 2015.

Cash used in financing activities was US$46.5 million for the nine months ended September 30, 2016 mainly due to the scheduled repayment of the term loan under the Studio City Project Facility and the payment of legal and professional fees incurred for the loan documentation amendment of the Studio City Project Facility. Cash used in financing activities was US$0.3 million for the nine months ended September 30, 2015 due to the payment of debt issuance costs associated with the Studio City Project Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness, before net, with the debt issuance costs as of September 30, 2016:

As of September 30, 2016
(In thousands of US$)

Studio City Project Facility	$1,256,819
Studio City Notes	825,000

$2,081,819

Except for the scheduled repayment of the term loan under the Studio City Project Facility of US$38.9 million during the third quarter of 2016, there was no other change in our indebtedness as of September 30, 2016 compared to June 30, 2016.

For the purpose of financing the Studio City project, we issued the US$825.0 million Studio City Notes and drew down the term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this report, MCE Cotai and New Cotai, shareholders of SCI, have contributed US$1,250.0 million to Studio City and US$30.0 million for the initial design works for the Additional Development in accordance with the Shareholders Agreement. Studio City’s grand opening occurred on October 27, 2015 and the opening date conditions under the Studio City Project Facility were met on February 1, 2016.

In November 2015, Studio City Company, as the borrower under the Studio City Project Facility, completed an amendment to the Studio City Project Facility. Further details on the amendments have been provided in the quarterly report for the three and nine months ended September 30, 2015.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2016

Page
Unaudited Condensed Consolidated Balance Sheets	F-2

Unaudited Condensed Consolidated Statements of Operations	F-3

Unaudited Condensed Consolidated Statements of Cash Flows	F-4

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2016	December 31, 2015
	(Unaudited)	(Note 2)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$228,253	$276,484
Restricted cash	168,379	277,375
Accounts receivable	2,416	6,145
Amounts due from affiliated companies	24,814	48,927
Amount due from an intermediate holding company	2,851	2,320
Current portion of loan to an affiliated company	—	500
Inventories	9,266	7,632
Prepaid expenses and other current assets	14,825	17,468

Total current assets	450,804	636,851

PROPERTY AND EQUIPMENT, NET	2,450,200	2,505,601
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	73,307	78,576
LOAN TO AN AFFILIATED COMPANY	—	1,500
LAND USE RIGHT, NET	129,825	132,318

TOTAL ASSETS	$3,104,136	$3,354,846

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$4,216	$3,583
Accrued expenses and other current liabilities	165,663	210,870
Current portion of long-term debt, net	151,407	74,630
Amounts due to affiliated companies	15,378	32,873
Amount due to an intermediate holding company	61	—
Amount due to ultimate holding company	—	933

Total current liabilities	336,725	322,889

LONG-TERM DEBT, NET	1,887,297	1,982,573
ADVANCE FROM IMMEDIATE HOLDING COMPANY	—	942,779
OTHER LONG-TERM LIABILITIES	17,191	17,402
DEFERRED TAX LIABILITIES	743	333

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	1,457,654	515,014
Accumulated other comprehensive losses	(67)	(126)
Accumulated losses	(595,407)	(426,018)

Total shareholder’s equity	862,180	88,870

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$3,104,136	$3,354,846

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of September 30, 2016 and December 31, 2015, 3 and 2 ordinary shares of US$1 par value per share were issued and fully paid, respectively.

(2)	The Company adopted the new guidance on simplifying the presentation of debt issuance costs issued by Financial Accounting Standards Board on a retrospective basis. As a result, debt issuance costs of $60,375 related to the Company’s non-current portion of long-term debt were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; and debt issuance costs of $3,111 related to the Company’s current portion of long-term debt were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net in the accompanying condensed consolidated balance sheet as of December 31, 2015.

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
OPERATING REVENUES
Provision of gaming related services	$46,476	$—	$100,352	$—
Rooms	22,318	—	63,750	—
Food and beverage	17,023	—	41,390	—
Entertainment, retail and others	29,699	1,386	101,062	2,082

Gross revenues	115,516	1,386	306,554	2,082
Less: promotional allowances	(910)	—	(4,004)	—

Net revenues	114,606	1,386	302,550	2,082

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(2,226)	—	(7,834)	—
Rooms	(6,448)	—	(17,664)	—
Food and beverage	(11,600)	—	(39,733)	—
Entertainment, retail and others	(13,635)	(1,255)	(51,506)	(1,255)
General and administrative	(36,035)	(450)	(105,516)	(1,848)
Pre-opening costs	(2,715)	(50,998)	(3,393)	(98,313)
Amortization of land use right	(832)	(3,026)	(2,493)	(9,078)
Depreciation and amortization	(41,645)	(63)	(124,932)	(88)
Property charges and others	—	(88)	—	(88)

Total operating costs and expenses	(115,136)	(55,880)	(353,071)	(110,670)

OPERATING LOSS	(530)	(54,494)	(50,521)	(108,588)

NON-OPERATING INCOME (EXPENSES)
Interest income	321	453	923	2,173
Interest expenses, net of capitalized interest	(33,128)	—	(99,096)	(1,356)
Other finance costs	(7,322)	(830)	(21,718)	(11,426)
Foreign exchange gain, net	321	90	738	213
Other income, net	232	—	695	—

Total non-operating expenses, net	(39,576)	(287)	(118,458)	(10,396)

LOSS BEFORE INCOME TAX	(40,106)	(54,781)	(168,979)	(118,984)
INCOME TAX EXPENSE	(20)	—	(410)	—

NET LOSS	$(40,126)	$(54,781)	$(169,389)	$(118,984)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$37,541	$(38,945)	$(11,612)	$(57,361)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(24,115)	(171,490)	(102,902)	(646,842)
Fund to an affiliated company	(635)	(10,840)	(2,380)	(21,763)
Advance payments and deposits for acquisition of property and equipment	(4)	(3,589)	(313)	(18,821)
Proceeds from sale of other long-term assets	—	—	452	—
(Loan to) repayment from an affiliated company	—	(2,000)	2,000	(2,000)
Proceeds from sale of property and equipment	1,189	—	4,066	—
Changes in restricted cash	4,498	242,543	108,997	824,736
Payment for transfer of other long-term assets from an affiliated company	—	(11,727)	—	(35,932)
Payment for land use right	—	—	—	(24,376)

Net cash (used in) provided by investing activities	(19,067)	42,897	9,920	75,002

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(38,870)	—	(38,870)	—
Payment of deferred financing costs	—	—	(7,669)	(334)

Cash used in financing activities	(38,870)	—	(46,539)	(334)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,396)	3,952	(48,231)	17,307
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	248,649	16,516	276,484	3,161

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$228,253	$20,468	$228,253	$20,468

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(15,602)	$—	$(81,737)	$(5,844)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	(515)	97,086	28,311	150,624
Construction costs and property and equipment funded through amounts due from/to affiliated companies	327	4,465	1,694	5,850
Proceeds from sale of property and equipment unsettled and included in prepaid expenses and other current assets	—	—	2,618	—
Settlement of transfer of other long-term assets from an affiliated company offset with fund to an affiliated company	2,065	—	4,914	—
Settlement of advance from immediate holding company through issuance of share	942,779	—	942,779	—

F-4